Mail Stop 4561

December 21, 2007

Michele Nakazawa
Chief Financial Officer
Telos Corporation
19866 Ashburn Road
Ashburn, VA 20147

> **Re:** **Telos Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Qs for the quarterly periods ended March 31, 2007 and June 30, 2007**
> **File No. 001-08443**

Dear Ms. Nakazawa:

We have reviewed your response letter dated November 2, 2007 and the above referenced filings and have the following additional comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Notes to Consolidated Financial Statements, page 30

Note 1. Summary of Significant Accounting Policies, page 30

Revenue Recognition, page 30

1.   We note your response to prior comment number 3. As previously requested, tell us what consideration you gave to identifying each element included in your arrangements and describing the point in time that revenue is recognized and the basis for any revenue deferral, including your separation criteria. In this regard, the information provided in your response should be disclosed within your financial statement footnotes as this appears to be informative with respect to your revenue recognition policies.

Note 6. Redeemable Preferred Stock, page 40

12% Cumulative Exchangeable Redeemable Preferred Stock, page 40

2.   We note your response to prior comment number 5. Provide us with your comprehensive SAB 99 analysis performed by management in concluding that the correction of the error was immaterial with respect to the financial statement line items affected. In this regard, we note that the $1.5 million correction had an approximate 5% impact on the net loss in 2006. As part of your response, also identify the impact on each of the prior periods impacted by utilizing the incorrect estimates for the accretion accrual. Further explain how you determined that the error was both quantitatively and qualitatively immaterial.

Exhibits 31.1 and 31.2

3.   We note your response to prior comment number 6 and as previously requested, confirm that John B. Wood and Michelle Nakazawa signed the certifications included in your Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Qs for the quarterly periods ended March 31, 2007 and June 30, 2007 in their individual capacity.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

  You may contact Jason Niethamer at 202-551-3855, Melissa Walsh at 202-551-3224 or me at 202-551-3730 if you have questions regarding the above comments.

       Sincerely,

       Stephen Krikorian
       Accounting Branch Chief